UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32864/ October 19, 2017

_____

In the Matter of	:
	:
BARINGS CORPORATE INVESTORS	:
CI SUBSIDIARY TRUST	:
BARINGS PARTICIPATION INVESTORS	:
PI SUBSIDIARY TRUST	:
BARINGS LLC	:
MASSACHUSETTS MUTUAL LIFE INSURANCE	:
COMPANY	:
C.M. LIFE INSURANCE COMPANY	:
BARINGS FINANCE LLC	:
TOWER SQUARE CAPITAL PARTNERS, L.P.	:
TSCP SELECTIVE, L.P.	:
TOWER SQUARE CAPITAL PARTNERS II, L.P.	:
TOWER SQUARE CAPITAL PARTNERS II-A, L.P.	:
TOWER SQUARE CAPITAL PARTNERS II-B, L.P.	:
TOWER SQUARE II HOLDING 06-1, INC.	:
TOWER SQUARE CAPITAL PARTNERS III, L.P.	:
TOWER SQUARE PARTNERS III-A, L.P.	:
TOWER SQUARE CAPITAL PARTNERS III-B, L.P.	:
TOWER SQUARE III HOLDINGS 08-01, INC.	:
TOWER SQUARE CAPITAL PARTNERS IV, L.P.	:
TOWER SQUARE CAPITAL PARTNERS IV-A, L.P.	:
TOWER SQUARE IV HOLDING 14-1, INC.	:
BARINGS GLOBAL CREDIT FUND (LUX) SCSP	:
SICAV-SIF	:
	:
1500 Main Street	:
Springfield, MA 01115-5189	:
	:
	:
	:
(812-14689)	:
	:

_____

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Barings Corporate Investors, et al., filed an application on August 12, 2016, and an amendment
to the application on August 29, 2017, requesting an order under sections 17(d) and 57(i) of the

Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and registered closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with affiliated investment funds.

On September 20, 2017, a notice of the filing of the application was issued (Investment Company Act Release No. 32822). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Barings Corporate Investors, et al. (File No. 812-14689) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary